Term Sheet 829BE To product supplement BE dated September 29, 2009, prospectus supplement dated September 29, 2009, and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated March 1, 2010; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Knock-Out Notes Linked to a Basket of Currencies Relative to the Japanese Yen due March 22, 2011
General
•
The notes are designed for investors who seek a return linked to the performance of an equally weighted basket of currencies (the “Basket”) consisting of the Brazilian real, the South African rand, the Indonesian rupiah and the Korean won (the “Basket Currencies”) relative to the Japanese yen (the “Reference Currency”). Investors should be willing to forgo coupon payments and, if a Knock-Out Event occurs and the Basket Performance is negative, be willing to lose some or all of their investment in the notes. Any payment at maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing March 22, 2011†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about March 4, 2010 (the “Trade Date”) and are expected to settle on or about March 10, 2010 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Basket:
The notes are linked to an equally weighted basket consisting of the Brazilian real, South African rand, Indonesian rupiah and Korean won (each a “Basket Currency,” and together the “Basket Currencies”)

Basket Currency	Reference Currency	Initial Spot Rate*	Basket Currency Weighting
Brazilian real (“BRL”)	Japanese yen (“JPY”)		1/4
South African rand (“ZAR”)	Japanese yen (“JPY”)		1/4
Indonesian rupiah (“IDR”)	Japanese yen (“JPY”)		1/4
Korean won (“KRW”)	Japanese yen (“JPY”)		1/4
* The Initial Spot Rate for each Basket Currency will be determined on the Trade Date
Currency of the Issue:	United States dollars
Knock-Out Event:
A Knock-Out Event occurs if, on any business day during the Monitoring Period, the Basket Closing Level has decreased, as compared to the Starting Basket Level, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	35.0%
Payment at Maturity:	•
If a Knock-Out Event has occurred, you will be entitled to receive a cash Payment at Maturity that will reflect the performance of the Basket. Accordingly, your Payment at Maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x Basket Performance)
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level.
	•	If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Face Amount of notes will equal to the greater of (a) $1,000 and (b) $1,000 + ($1,000 x Basket Performance).
Basket Performance:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level
Starting Basket Level
The Basket Performance may be positive or negative.
Starting Basket Level:	Set equal to 100 on the Trade Date
Ending Basket Level:	The Basket Closing Level on the Final Valuation Date
Basket Closing Level:
The Basket Closing Level on any business day will equal:
100 x [1+ (BRL Return x 1/4)+ (ZAR Return x 1/4) + (IDR Return x 1/4) + (KRW Return x 1/4)]
BRL Return, ZAR Return, IDR Return, KRW Return will each equal the Currency Performance of the respective Basket Currency against the Japanese yen, expressed as a percentage from its Initial Spot Rate to its Final Spot Rate.

Currency Performance:	With respect to each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
(Initial Spot Rate – Final Spot Rate) / Initial Spot Rate
Initial Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date
Final Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the relevant date of calculation
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the Japanese yen, expressed as units of the respective Basket Currency per Japanese yen, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this term sheet under “Spot Rates.” The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in this term sheet.

Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Final Valuation Date†:	March 17, 2011
Maturity Date†:	March 22, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A03C5 / US2515A03C56
†Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.0o
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $995.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" on the last page of this term sheet.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
March 1, 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with product supplement BE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200154/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Basket Currencies relative to the Japanese yen?

10% Protection with 1.1111x loss if Ending Basket Level drops below 90 with a maximum loss of 100%

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 face amount of notes to $1,000.  The hypothetical total returns set forth below assume a Starting Basket Level of 100.  The hypothetical total returns set forth below are for illustrative purposes only. The actual total returns applicable to a purchaser of the notes will be based on the Ending Basket Level on the Final Valuation Date.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	Percentage Change in	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Hypothetical Ending Basket Level	Basket Level	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
200.00	100.00%	100.00%	$2,000.00	100.00%	$2,000.00
190.00	90.00%	90.00%	$1,900.00	90.00%	$1,900.00
180.00	80.00%	80.00%	$1,800.00	80.00%	$1,800.00
170.00	70.00%	70.00%	$1,700.00	70.00%	$1,700.00
160.00	60.00%	60.00%	$1,600.00	60.00%	$1,600.00
150.00	50.00%	50.00%	$1,500.00	50.00%	$1,500.00
140.00	40.00%	40.00%	$1,400.00	40.00%	$1,400.00
130.00	30.00%	30.00%	$1,300.00	30.00%	$1,300.00
120.00	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
110.00	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
100.00	0.00%	0.00%	$1,000.00	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00	-10.00%	$900.00
80.00	-20.00%	0.00%	$1,000.00	-20.00%	$800.00
70.00	-30.00%	-30.00%	$1,000.00	-30.00%	$700.00
65.00	-35.00%	-35.00%	$1,000.00	-35.00%	$650.00
27.00	-40.00%	N/A	N/A	-40.00%	$600.00
22.50	-50.00%	N/A	N/A	-50.00%	$500.00
18.00	-60.00%	N/A	N/A	-60.00%	$400.00
13.50	-70.00%	N/A	N/A	-70.00%	$300.00
9.00	-80.00%	N/A	N/A	-80.00%	$200.00
4.50	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Basket increases from the Starting Basket Level of 100 to a Ending Basket Level of 120. Because a Knock-Out Event has not occurred and the Basket Performance is 20.00%, the investor receives a Payment at Maturity of $1,200.00 per $1,000 Face Amount of notes.

Example 2: A Knock-Out Event has not occurred, and the level of the Basket decreases from the Starting Basket Level of 100 to a Ending Basket Level of 80. Because a Knock-Out Event has not occurred, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes, even though the Basket Performance is -20%.

Example 4: A Knock-Out Event has occurred, and the level of the Basket decreases from the Starting Basket Level of 100 to a Ending Basket Level of 80.00. Because a Knock-Out Event has occurred and the Basket Performance is -20%, the investor receives a Payment at Maturity of $800.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -20%) = $800.00

Example 5: A Knock-Out Event has occurred, and the level of the Basket increases from the Starting Basket Level of 100 to a Final  Basket Level of 110. Because a Knock-Out Event has occurred and the Basket Performance is 10%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to participate in the appreciation of the Basket Currencies relative to the Japanese yen at maturity. If a Knock-Out Event has not occurred, you will be entitled to receive at maturity an amount reflecting any positive Basket Performance, and you will receive at least your initial investment amount at maturity, regardless of the Basket Performance. If a Knock-Out Event has occurred, the return on the notes will reflect the Basket Performance, whether positive or negative.  You will lose some or all of your investment if a Knock-Out Event occurs and the Basket Performance is negative. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
DIVERSIFICATION AMONG THE BASKET CURRENCIES – The return on the notes is linked to the performance of a Basket consisting of the  Brazilian real, the South African rand, the Indonesian rupiah and the Korean won, which we refer to collectively as the Basket Currencies, relative to the Japanese yen, which we refer to as the Reference Currency.  Accordingly, the level of the Basket will increase as the Basket Currencies appreciate relative to the Japanese yen, and will decrease as the Basket Currencies depreciate relative to the Japanese yen.

•
TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes.  Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.  The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts is respected.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code, your gain or loss on the notes should be treated as ordinary income or loss unless on or before the date on which you acquire your notes you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations.  Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available.  Assuming the election is available, if you make a valid election before the close of the day on which you acquire your notes, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the transaction on your books and records on the date you acquire your notes as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification of the election.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the

“constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters.  Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Currencies.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the Japanese yen and will depend on whether, and the extent to which, the Basket Performance is positive or negative and whether or not a Knock-Out Event occurs during the Monitoring Period. If the Ending Basket Level is less than the Starting Basket Level and a Knock-Out Event occurs during the Monitoring Period, your investment will be fully exposed to any decline in the Basket level as measured from the Starting Basket Level to the Ending Basket Level. Any Payment at Maturity is subject to our ability to satisfy our obligations as they become due.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the value of the notes. The Payment at Maturity on the notes is subject to our creditworthiness.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF A KNOCK-OUT EVENT OCCURS – If the Basket Closing Level on any business day during the Monitoring Period declines from the Starting Basket Level by more than the Knock-Out Buffer Amount of 35.0%, your investment will be fully exposed to any decline in the Basket level as measured from the Starting Basket Level to the Ending Basket Level. If a Knock-Out Event occurs and the Ending Basket Level is less than the Starting Basket Level, you will lose some or all of your investment in the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES OR THE JAPANESE YEN – You may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Currencies or the Japanese yen. In addition, the Basket Performance is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates)

may offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the performance of the Basket Currencies relative to the Japanese yen to which the notes are linked.

•
GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES RELATIVE TO THE JAPANESE YEN MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF OTHER BASKET CURRENCIES – The notes are linked to the performance of the Basket composed of four currencies with equal weightings. The performance of the Basket Currencies relative to the Japanese yen will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive performance of one or more Basket Currencies relative to the Japanese yen may be offset, in whole or in part, by negative performance of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

•
CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

•
LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies relative to the Japanese yen and, consequently, the value of the notes.

•
IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant date of calculation would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Performance using its normal means. The resulting discretion by the calculation agent in determining the Basket Performance could, in turn, result in potential conflicts of interest.

•
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

•
THE BASKET CURRENCIES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the notes.

•
ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the Japanese yen. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies and the Japanese yen, as the Reference Currency;

•	the time to maturity of the notes;

•	the exchange rates and the volatility of the exchange rate between each Basket Currency and the Japanese yen;

•	interest and yield rates in the market generally and in the markets of the Basket Currencies and the Japanese yen;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES – It is impossible to predict whether any of the JPY/BRL Spot Rate, the JPY/ZAR Spot Rate, the JPY/IDR Spot Rate and the JPY/KRW Spot Rate will rise or fall. The JPY/BRL Spot Rate, the JPY/ZAR Spot Rate, the JPY/IDR Spot Rate and the JPY/KRW Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

•
MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Performance or payment at maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Spot Rates of any Basket Currency is not available on the Final Valuation Date, the calculation agent may determine the Spot Rate for such date, and such determination may adversely affect the return on your notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In December 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Spot Rates

The Spot Rate for the Brazilian real will be the JPY/BRL reference rate, expressed as the amount of Brazilian reais per one Japanese yen, which is equal to (a) the USD/BRL mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT09”(or any successor page), divided by (b) the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yen per one U.S. dollar, for settlement in two business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page) on such date of calculation.

The Spot Rate for the South African rand will be the JPY/ZAR reference rate, expressed as the amount of South African rand per one Japanese yen, which is equal to (a) the USD/ZAR mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of South African rand per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT15”(or any successor page), divided by (b) the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yen per one U.S. dollar, for settlement in two business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page) on such date of calculation.

The Spot Rate for the Indonesian rupiah will be the JPY/IDR reference rate, expressed as the amount of Indonesian rupiahs per one Japanese yen, which is equal to (a) the USD/IDR spot rate at approximately 11:00 a.m. Singapore time, expressed as the amount of Indonesian rupiahs per one U.S. dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page “ABSIRFIX01”(or any successor page), divided by (b) the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yen per one U.S. dollar, for settlement in two business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page) on such date of calculation.

The Spot Rate for the Korean won will be the JPY/KRW reference rate, expressed as the amount of Korean won per one Japanese yen, which is equal to (a) the USD/KRW market average rate, expressed as the amount of Korean won per one U.S. dollar, for settlement in two business days, reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Page “KFTC18” to the right of the caption “USD Today” that is available at approximately 3:30 p.m. Seoul time(or any successor page), divided by (b) the USD/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Japanese yen per one U.S. dollar, for settlement in two business day, reported by the W.M. Company which appears on the Reuters Page “WMRSPOT12” (or any successor page) on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Historical Information

The following charts show the historical performance of the Basket Performance as well as historical individual exchange rates for each of the Basket Currencies against the Japanese yen.  In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. The retrospective data for the Basket Performance was calculated by setting the level to 100 on February 24, 2010 and measured retrospectively to February 24, 2000. The historical high, low and period-end exchange rates for each Basket Currency are shown for the period from January 3, 2000 through February 24, 2010. The retrospective and historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth herein), future performance of the Basket Currencies or the Basket Performance. The numbers appearing in the below tables may have been rounded for ease of analysis. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following tables, for each Basket Currency, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the Japanese Yen, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the Japanese Yen. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from February 24, 2000 through February 24, 2010. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Past performance is not indicative of future performance.

Brazilian Real
Historical High, Low and Period-End Exchange Rates
January 3, 2000 through February 24, 2010
(expressed as units of Brazilian reais per Japanese yen)

Brazilian Real	High	Low	Period End
2000	0.01833	0.01595	0.01704
2001	0.02429	0.01637	0.01754
2002	0.03195	0.0172	0.03093
2003	0.03074	0.02373	0.02696
2004	0.02912	0.02545	0.02587
2005	0.02659	0.01799	0.01983
2006	0.02100	0.01786	0.01793
2007	0.01847	0.01503	0.01592
2008	0.02843	0.01435	0.02553
2009	0.02713	0.01846	0.01876
2010 (through February 24, 2010)	0.02144	0.01856	0.02025

Past performance is not indicative of future performance.

South African rand
Historical High, Low and Period-End Exchange Rates
January 3, 2000 through February 24, 2010
(expressed as units of South African rand per Japanese yen)

South African rand	High	Low	Period End
2000	0.0724	0.0564	0.0662
2001	0.1078	0.0632	0.0909
2002	0.0960	0.0712	0.0721
2003	0.0769	0.0564	0.0623
2004	0.0712	0.0539	0.0551
2005	0.0641	0.0442	0.0537
2006	0.0791	0.0506	0.0588
2007	0.0679	0.0294	0.0614
2008	0.1292	0.0608	0.1051
2009	0.1182	0.0791	0.0795
2010 (through February 24, 2010)	0.0887	0.0786	0.0858

Past performance is not indicative of future performance.

Indonesian Rupiah
Historical High, Low and Period-End Exchange Rates
January 3, 2000 through February 24, 2010
(expressed as units of Indonesian rupiahs per Japanese yen)

Indonesian rupiah	High	Low	Period End
2000	88.7000	65.9202	83.1900
2001	99.5500	68.7800	78.9800
2002	79.7400	68.2400	75.2788
2003	84.5654	67.6926	78.5302
2004	90.9500	75.6846	90.3289
2005	99.3228	79.9737	83.4926
2006	85.6637	75.3891	75.5407
2007	87.8240	71.0106	84.1201
2008	139.497	82.7387	124.9328
2009	135.0051	100.5183	101.7206
2010 (through February 24, 2010)	106.3614	98.7025	103.6601

Past performance is not indicative of future performance.

Korean won
Historical High, Low and Period-End Exchange Rates
January 3, 2000 through February 24, 2010
(expressed as units of Korean won per Japanese yen)

Japanese Yen	High	Low	Period End
2000	11.19796	10.01651	11.05673
2001	11.28990	9.94040	9.97645
2002	10.40497	9.53350	9.97220
2003	11.22285	9.63465	11.11825
2004	11.23990	9.98852	10.07929
2005	10.25478	8.51764	8.57859
2006	8.67863	7.79879	7.80900
2007	8.70542	7.44013	8.37118
2008	16.21410	8.33632	14.26974
2009	16.42176	12.42136	12.43752
2010 (through February 24, 2010)	13.16862	12.08624	12.79257

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $5.00 per $1,000 Face Amount of notes.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.